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Exhibit (a)(5)(i)

Contact:	Barbara Bower Derek McClain Trammell Crow Company (214) 863-3000
FOR IMMEDIATE RELEASE

TRAMMELL CROW COMPANY ANNOUNCES
REVISED 2004 EARNINGS GUIDANCE
AND
DUTCH AUCTION TENDER OFFER TO REPURCHASE
UP TO 4,444,444 SHARES OF COMMON STOCK

        DALLAS, Texas, September 1, 2004—Trammell Crow Company (NYSE:TCC), one of the nation's largest diversified commercial real estate services companies, today announced a revision to its earnings guidance for 2004 and that its Board of Directors has authorized the company to commence a modified "Dutch Auction" tender offer to purchase up to 4,444,444 shares of its common stock.

        Commenting on the outlook for the remainder of the year, Robert E. Sulentic, the company's Chairman and Chief Executive Officer, stated, "Consistently throughout this year we have advised that we have been targeting diluted earnings per share for 2004 of 10% to 20% in excess of the diluted EPS of $0.57 we reported for 2003. We reaffirmed this targeted range most recently in connection with the announcement of our earnings for the quarter ended June 30, 2004. As we have noted before, our earnings per share for any given period can vary considerably depending on the volume of brokerage and development activity and the timing of particular transaction closings. In the last month, certain identified transactions have progressed to the point that there is a reasonable chance they will close and contribute significantly to profit in 2004. While an outcome toward the lower end of our prior guidance (10% growth) is still a real possibility, we believe that the chance of meeting or exceeding the upper end (20% growth) is more likely. For that reason, we are revising our full year guidance to indicate that we are targeting diluted earnings per share of 15% to 35% in excess of last year's $0.57. Of course, depending on the timing and profit contribution of individual transactions, the realization of earnings outside of the range (in either direction) is possible, but we believe this newly articulated guidance encompasses the range of most likely outcomes. Some of this potential upside could be realized in the third quarter rather than the fourth, with the result that the most likely outcomes for our third quarter 2004 diluted EPS range from $0.10 to $0.20."

        In addition, the Company's Board of Directors has authorized the company to commence a modified "Dutch Auction" tender offer to purchase up to 4,444,444 shares of its common stock at a purchase price not greater than $15.75 nor less than $13.50 per share, subject to market conditions. The number of shares proposed to be purchased in the Dutch Auction tender offer represents approximately 11.75% of the company's shares outstanding as of August 31, 2004.

        If the tender offer is commenced as expected on Friday, September 3, 2004, the offer and withdrawal rights would expire at 12:00 midnight, New York City time, on Friday, October 1, 2004, unless extended. The company expects to pay for tendered shares with available cash on hand and amounts borrowed under the company's revolving credit facility. The closing price per share of Trammell Crow Company's common stock on the NYSE on September 1, 2004 was $13.42 per share.

        Commenting on the announcement, Mr. Sulentic noted, "We believe that a share repurchase effected by the modified Dutch Auction tender offer announced today is consistent with our long-term goals of increasing earnings per share and maximizing stockholder value. This flows from our belief that the repurchase of our shares is currently a prudent use of our investment funds and that it will be accretive to future earnings per share for stockholders who do not sell their shares in the offer."

        Under the procedures for a Dutch Auction tender offer, the company's stockholders will have the opportunity to tender some or all of their shares at a price within the $13.50 to $15.75 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the lowest per share price within the range that will enable it to buy 4,444,444 shares, or such lesser number of shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. If holders of more than 4,444,444 shares properly tender and do not withdraw their shares at or below the determined price per share, then the company will purchase shares so tendered by those stockholders owning fewer than 100 shares who tender all of their shares without proration, and all other shares will be purchased on a pro rata basis, subject to the conditional tender offer provisions that will be described in the offer to purchase to be distributed to stockholders. Stockholders whose shares are purchased in the offer will be paid the determined purchase price in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase to be distributed to stockholders. No brokerage fees or commissions will be charged to holders of record who tender their shares directly to the Depositary. Holders who tender their shares through a broker, dealer or custodian may be required by such entity to pay a service charge or other fee.

        The Co-Dealer Managers for the tender offer will be Banc of America Securities LLC and Morgan Stanley & Co. Incorporated. Mellon Investor Services LLC will act as the Information Agent and Depositary.

        Founded in 1948, Trammell Crow Company is one of the largest diversified commercial real estate services companies in the United States. Through its Global Services Group, the company provides building management, brokerage and project management services to both investors in and users of commercial real estate. Development and investment services are provided through the company's Development and Investment Group. In addition to its full service offices located throughout the United States, the company has offices in Canada, Europe, Asia and Latin/South America focused on the delivery of real estate services to corporate customers. The company delivers brokerage services outside the United States through strategic alliances with leading providers—in Europe and Asia, through Savills, plc, a leading property services company based in the United Kingdom; and in Canada, through JJ Barnicke, a leading Canadian real estate services provider. Trammell Crow Company is traded on the New York Stock Exchange under the ticker symbol "TCC" and is located on the World Wide Web at www.trammellcrow.com.

        Certain statements contained in this press release, including without limitation statements containing the words "believe," "anticipate," "forecast," "will," "may," "expect," "envision," "project," "budget," "target," "estimate," "should," "intend," "foresee", "look for", "range", "chance", "possibility", "likely" and words of similar import, are forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other matters which may cause the actual results, performance or achievements of the company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other matters include, but are not limited to (i) the timing of individual transactions, (ii) the ability of the company to identify, implement and maintain the benefit of cost reduction measures and achieve economies of scale, (iii) the ability of the company to compete effectively in the international arena, (iv) the ability of the company to retain its major customers and renew its contracts, (v) the ability of the company to attract new user and investor customers, (vi) the ability of the company to manage fluctuations in net earnings and cash flow which could result from the company's participation as a principal in real estate investments, (vii) the company's ability to continue to pursue its growth strategy, (viii) the company's ability to pursue strategic acquisitions on favorable terms and manage challenges and issues commonly encountered as a result of those acquisitions, (ix) the company's ability to compete in highly competitive national and local business lines and (x) the company's ability to attract and retain qualified personnel in all areas of its business (particularly senior management). In addition, the company's ability to achieve certain anticipated results will be subject to other factors affecting the company's business that are beyond the company's control, including but not limited to general economic conditions (including the cost and availability of capital for investment in real estate and customers' willingness to make real estate commitments), the effect of government regulation on the conduct of the company's business and the threat of terrorism and acts of war. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in the company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements. Reference is hereby made to the disclosures contained under the heading "Risk Factors" in "Item 1. Business" of the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2004.

        This press release is for informational purpose only and is not an offer to buy or the solicitation of an offer to sell any shares of Trammell Crow Company's common stock. The solicitation of offers to buy Trammell Crow Company Common Stock will only be made pursuant to the Offer to Purchase and related materials that Trammell Crow Company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by Trammell Crow Company as part of the statement on Schedule "TO" and other documents filed with the Securities and Exchange Commission through the Commission's internet address at http://www.sec.gov without charge when these documents become available. Stockholders will also be able to obtain copies of the Offer to Purchase and related materials, as filed with the Commission (excluding exhibits), without charge from Trammell Crow Company when these documents become available or by written or oral request directed to the Information Agent, Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone number 1-888-566-9477.

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  Exhibit (a)(5)(i)
TRAMMELL CROW COMPANY ANNOUNCES REVISED 2004 EARNINGS GUIDANCE AND DUTCH AUCTION TENDER OFFER TO REPURCHASE UP TO 4,444,444 SHARES OF COMMON STOCK